FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES)

Answer to the Information request on the Agenda

Buenos Aires, April 8, 2022

Securities and Exchange Commission

RE: Relevant Event

Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee - Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

We address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee - Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Buenos Aires, April 8, 2022.

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee - Argentine Integrated Social Security System)

C/O: Benjamín Navarro/Paola Rolotti/ Emilse Alejandra Juarez

Re. Information Request Note 2022-26253579-ANSES-DGAS#ANSES – BANCO BBVA ARGENTINA S.A. – April 29, 2022.

Dear Sirs,

We address you in response to the Note received on March 21, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) Board First Vice President-in-office is required certain information in order to exercise the political rights in the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

1) Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares.

Please have the following as a form.

Shareholder	Amount of Ordinary Shares February 2021	Total shares % February 2021
BBVA SA	244,870.968	39.97%
BBV AMERICA S.L.	160,060,144	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	99,307,764	16.21%
ANSES FGS LAW 26425	42,439,494	6.93%
REMAINING BALANCE	45,014	10.78%
TOTAL	612,659,638	100.00%

As regards this item, we inform the ordinary holding as of March 31, 2022 in the following table:

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Shareholder	Ordinary Shares March 2022	Total % of Shares March 2022
GRUPO BBVA	407,785,800	66,55%
BBVA SA (3)	244,870,968	39,97%
BBV AMERICA S.L. (1) (3)	160,110,585	26,13%
CORP GRAL FINANCIERA SA (3)	2,520,509	0,41%
CIERVANA (3)	283,738	0,05%
LOCAL NON GROUPED SHAREHOLDERS	56,815,972	9,27%
THE BANK OF NEW YORK MELLON ADRS (2)	104,419,051	17,04%
LATIBEX	406,714	0,07%
ANSES FGS LEY 26425	43,237,528	7,06%
NOT IDENTIFIED	45,014	0,01%
TOTAL	612,710,079	100,00%

(1) BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentinaʼs capital stock.

(2) As agent holder of ADSs.

(3) BBVA S.A.; BBV América SL; Corporación General. Financiera S.A. and Ciervana, corporations which are part of the BBVA Group.

In accordance with the requested table form, we hereby inform the ordinary holdings as of March 31, 2022, as follows:

Shareholder	Amount of Ordinary Shares March 2022	Total shares % March 2022
BBVA SA	244,870,968	39.97%
BBV AMERICA S.L.	160,110,585	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	104,419,051	16.21%
ANSES FGS LAW 26425	43,237,528	7.06%
Remaining balance	61,071,947	10.78%
TOTAL	612,710,079	100.00%

(1) As agent holder of ADSs.

2. Signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting.

We hereby inform that the text of the Boardʼs Meeting Minutes convening an Annual General Ordinary and Extraordinary Shareholers Meeting to be held on April 29, 2022, at 10.00 a.m. is available in the Comisión Nacional de Valores (Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under ID 2861249.

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3. Composition of the Board of Directors (regular and alternate members) during fiscal year 2021 and at present indicating the date of appointment and the duration of their term of office, indicating if applicable, if there were resignations and/or replacements and inform the dates thereof;

BANCO BBVA ARGENTINA S.A.

Full First and Last Name	Position	Appointment	Expiration of the term of office (mm – dd - year)
Isabel Goiri Lartitegui	President	April 20, 2021	12/31/2023
Jorge Delfín Luna	First Vice President	May 15, 2020	12/31/2022
Alfredo Castillo Triguero	Second Vice President	May 15, 2020	12/31/2022
Adriana María Fernández de Melero	Director	May 15, 2020	12/31/2022
Gabriel Eugenio Milstein	Director	April 20, 2021	12/31/2023
Ernesto Mario San Gil	Director	April 20, 2021	12/31/2023
Gustavo Alberto Mazzolini Casas	Director	June 29, 2021	12/31/2021
Javier Pérez Cardete	Alternate Director	April 24, 2019	12/31/2021
Gabriel Alberto Chaufán	Alternate Director	April 24, 2019	12/31/2021

4. Express indication of authorized personnel and/or proxy by the company for the signature of this requirement, with a copy of the document certifying it (if it is very extensive, only the relevant part may be attached).

The person authorized to sign this application is Eduardo González Correas, Director of Legal Services, whose ID is attached.

5. On the following items of the Agenda, published in the Official Gazette, it is required as follows:

a. (Item 1) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice- Chairman of the Board.

Please inform the shareholders appointed for these purposes

The Board proposal to the Meeting will be that two of the shareholders attending the meeting be appointed to sign the Minutes, jointly with the First Vice-President of the Board.

b. (Item 2) Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 147 ended on December 31, 2021.

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It is hereby requested to provide copy of all the corresponding accounting documentation under section 234 of Law 19,550 approved and signed by the Board of Directors, members of the Supervisory Committee and External Auditor.

The CNV, through General Resolution No. 777/2018, provided that issuing entities subject to their supervision shall apply to their annual Financial Statements, for intermediate and special periods closing as of December 31, 2018, including it, the restatement method, in constant currency, in accordance with the provisions of IAS 29.

In this context, please confirm whether the financial statements submitted for consideration corresponding to fiscal year 2021 shall be submitted as restated in constant currency. If so, please provide a detail of the index applied.

It is also requested information on the evolution of the company’s staffing levels from 2018 to 2021.

Please inform administrative services agreed by Banco BBVA Argentina S.A. with related companies for the provision of corporate and technical services, during the fiscal year ended December 31, 2021 and those in force at present, indicating the date of entering the agreement, purpose, price, term, renewal and amendments. Also, please inform the amount paid for each of the Agreements for the provision of corporate and technical services at the close of fiscal years 2018, 2019, 2020 and 2021.

Additionally, it is also requested to provide any other supporting information that may be relevant to consider the item.

We hereby inform that the Integrated Annual Report and the financial statements prepared as of December 31, 2021 were published in the CNV Online Information System (AIF) under number 2860533.

Also, please be informed that the Bank submitted its financial statements in constant currency. This was done in accordance with the accounting information guidelines established by the Argentine Central Bank (BCRA), which under Communication “A” 6651 issued on February 22, 2019, provided that the restatement of the financial statements to reflect the effects of inflation will be applicable for the fiscal years beginning on or after January 1, 2020. This circumstance is disclosed in Note 5.20 to the consolidated financial statements as of December 31, 2021.

As stated in Note 5.20, IAS 29 provides for the reporting of financial statements expressed in terms of the measuring unit as of the closing of the informed period when the functional currency of and entity is that of a hyperinflationary economy. In order to indentify the existence of a hyperinflationary context, IAS 29 provides so qualitative guidelines as one quantitative guideline which expresses that the accumulated inflation rate for the last three fiscal years has to reach or exceed 100%. In the case of Argentina, the professional agencies came to the consensus that the economy is deemed hyperinflationary in accordance with the guidelines set forth in IAS 29, as from July 1, 2018.

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To that end, the following price indexes were used:

- For items following December, 2016: Consumer Price Index (CPI) prepared by the Argentine INDEC.

- For items previous to December 2016: the price index as published by the Argentine Association of Economics Sciences Professional Councils (FACPCE).

We hereby inform the evolution of the company staffing as from 2018 to 2021, as follows:

BBVA
Staffing
2018	6201
2019	6303
2020	5923
2021	5768

As regards agreements with related companies, they are disclosed in note 46 to the financial statements as of December 31, 2021, 2020, 2019 and 2018, which is done in accordance with the requirements of IAS 24.

Item b-3 of Note 46 provides:

For parent company:

Cash and Deposits in Banks

Other Financial Assets

Other Non-Financial Liabilities

Derivatives

Off-balance sheet balances

Securities in Custody

Derivatives

Surety bonds

Guarantees Received

For Associates:

Cash and Deposits in Banks

Loans and other financing

Debt securities at fair value with changes in profit or loss

Other Financial Assets

Deposits

Other Non-Financial Liabilities

Financing received

Derivatives

Securities/notes Issued (negotiable obligations)

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Other Operating Income

Off-balance sheet amounts:

Securities in Custody

Guarantees Received

Surety bonds

Are there “administrative services” and/or “corporate and technical services” ?

c. (Item 3) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, corresponding to the Fiscal Year 147 ended December 31, 2021.

As for the Management of the Board, information is requested regarding the management performed by the Board during the fiscal year ended December 31, 2021, with express individualization of members. Likewise, the resignations occurred on December 31, 2021 with indication of the dates of the same.

Regarding the Management of the General Manager, information is requested regarding the management performed during the fiscal year ended December 31, 2021.

With regard to the Management of the Supervisory Committee, information is requested on the management performed by the Supervisory Committee during the fiscal year ended December 31, 2021, with express individualization of members. Please, also inform the resignations occurred on December 31, 2021 with indication of the dates of the same.

Additionally, it is also requested to provide any other supporting information that may be relevant to consider the item.

The Financial Statements and the Board Integrated Annual Report referred in the preceding answer provide a detailed and complete description of the management of the BBVA Argentina Board, General Manager and Supervisory Committee.

Detail of the Board members.

Members of the Board as follows:

Chairman of the Board of Directors	Isabel Goiri Lartitegui
First Vice-Chairman	Jorge Delfín Luna
Second Vice-Chairman	Alfredo Castillo Triguero
Directors	Gabriel Eugenio Milstein
Gustavo Alberto Mazzolini Casas
Ernesto Mario San Gil
Adriana María Fernández de Melero
Alternate Directors	Gabriel Alberto Chaufán
Javier Pérez Cardete

On June 29, 2021 the Board accepted the resignation of Nuria Alonso Jiménez as Director.

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The members of the Supervisory Committee are as follows:

Regular Members of the Supervisory Committee	Vanesa Claudia Rodríguez
Alejandro Mosquera
Gonzalo José Vidal Devoto
Alternate Members of the Supervisory Committee	Julieta Paula Pariso
Lorena Claudia Yansenson
Daniel Oscar Celentano

There were no resignations of members of the Supervisory Committee as of 31 December 2021.

d. (Item 4). Consideration of the results of the corporate Fiscal Year 147 ended on December 31, 2021. Treatment of the Retained Results as of December 31, 2021, in the amount of AR$ 19,670,668,503.87. It is proposed to apply: a) AR$ 3,934,133,700.77 to Legal Reserve; and b) AR$ 15,736,534,803.10 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

Information is requested as to the reason and convenience of the allocation of results to the above mentioned reserves.

The voluntary reserves, not legal and those for share-based payments must be explained clearly and in detail, stating whether they are reasonable and meets the standards of a prudent administration, all in accordance with Section 66, paragraph 3 and Section 70 of the Argentine Companies Law.

Furthermore, please provide a detail of the evolution of the Voluntary Reserve for Future Distribution of results, in case of existence of such a reserve, indicating current composition, the date on which it was established and its last movements.

Please inform whether any restriction is in force for the Company to distribute dividends at the time of this Meeting.

Finally, please clarify the reasons why this item of the agenda is considered at an extraordinary shareholder meeting and additionally, provide any other supporting information that may be relevant to consider the item.

As provided in section 27, Chapter II, Title II of the CNV Rules (Ordered Text CNV Resolution No. 622/13), Banco BBVA Argentina Board of Directors has included, in the item of the agenda, content of the proposal to be submitted to the Shareholders’ Meeting in relation to unappropriated retained earnings for fiscal year 2021.

A detail of changes in the Voluntary Reserve for the future distribution of results is provided below:

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December 31, 2019
Distribution based on the Meeting held on May 15, 2020	68,793,731
Cash dividends	-4,624,018
Voluntary reserve	50,975,166
Distribution based on the Meeting held on November 20, 2020
Cash dividends	-18,838,524
December 31, 2020	96,306,355
Distribution based on the Meeting held on April 20, 2021
Cash dividends	-8,987,545
Absorption of accrued loss	-44,424,154
Distribution based on the Meeting held on November 3, 2021
Cash dividends	-6,749,594
December 31, 2021	36,145,062(*)

(*) It includes 12,190,500 corresponding to a Special Reserve, first-time adoption of the IFRS

The Argentine Central Bank issued Communication “A” 6886 which provides, in Section 6 (Authorization), that any distribution of results by financial entities must be previously authorized by the Argentine Central Bank. Communication “A” 7421 issued on December 16, 2021, provided that financial institutions may distribute from 2022 up to 20% of profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the profit-sharing rules.

Also, as per your request, we hereby inform that a restriction is applicable to the distribution of profits with respect to the special regulatory reserve upon the first-time adoption of the IFRS standards, which arises from Note 48 to the published Financial Statements “Restrictions to the payment of dividends” and it is established by BCRA Communication “A” 6327.

The reason why this item is treated as an extraordinary shareholders meeting is because of the constitution of the optional reserve, taking into account the sections 70, 234 and 235 of the Argentina Companies Law.

e. (Item 5) Regarding the dividend approved by the General Ordinary and Extraordinary Shareholders Meetings dated May 15, 2020 and April 20, 2021, in Item 6 of their respective agendas and approved by the General Extraordinary Shareholders Meetings dated November 20, 2020 and November 3, 2021, in Items 3 and 2 of their respective agendas, consideration that it be made available to shareholders not only in cash as decided at those Meetings, but also, only at the request of non-resident shareholders, in securities. Delegation to the Board of the powers to determine the timing, manner, terms, securities to be delivered (if applicable) and other terms and conditions of payment of dividends to shareholders.

Further information is requested on the proposed distribution of dividends in securities and how the choice of shareholders would be carried out.

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As regards the Distribution of Profits and in accordance with the provisions of the report, please indicate whether the conditions laid down in BCRA Communication A 7421 are met, indicating the process of the integration required by the Basel Committee as reflected in the Financial Statement and accompanying the authorization received by the BCRA to proceed with the distribution.

In addition, please provide information on which members of the board will be delegated the power to determine the timing, manner, terms, securities to be delivered (if applicable) and other terms and conditions of payment of dividends to shareholders.

Finally, please provide any other clarification and/or relevant supporting information that may be attached to the item.

The Board expects that the Meeting will approve the alternative proposed in item 5 of the agenda. The Annual Ordinary and Extraordinary Shareholders Meeting shall be responsible for the delegation of powers to the Board and shall determine the terms under which it shall be carried out.

Regarding the distribution of Profits, we inform that the Bank complies with the liquidity and solvency requirements set out in part 3 of the Distribution of Profits, Ordered Text, there being no integration defects in the minimum capital position, both individual and consolidated. The request for authorization to the BCRA for the distribution of accumulated results until the close of the fiscal year 2021, including it, may be requested in a single filing, which will be made after the Annual Ordinary and Extraordinary Shareholders Meetings, which approves the financial statements for the fiscal year ended 31 December 2021.

f. (Item 6.) Consideration of the Board remuneration corresponding to the Fiscal Year 147, ended on December 31, 2020.

As regards this item of the Agenda, please indicate the overall amount that is proposed to be fixed as fees for the Board for the fiscal year ended December 31, 2021.

In addition, if the overall proposal includes remunerations for technical administrative tasks, please provide information on the amount proposed, as well as the number of directors performing such duties. In addition, in the event that the overall proposal includes salaries for Directors under a dependency relationship, it is requested to inform the amount proposed, as well as how many directors perform under such modality.

It is also requested to provide a comparison of the amounts considered in these items (fees, technical-administrative relations and dependency ratio) during the last 3 fiscal years.

In addition, it is requested to confirm whether the overall amount of fees to the Board approved for fiscal years 2018, 2019 and 2020 were AR$ 13,840,114, AR$ 23,078,833 and AR$ 39,181,000 respectively, using, if possible, the following chart:

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BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Board Remuneration	2018	2019	2020	2021
Overall amount	AR$ 13,840,114	AR$ 23,078,833	AR$39,181,000
Amount of Directors	6	7	7
Annual average amount per Director	AR$ 2,306,686	AR$ 3,296,976	AR$5,567,296
Monthly average amount per Director	AR$ 192, 224	AR$ 274,748	AR$466,440
Nominal increase	AR$ 5,925,719	AR$ 9,238,719	AR$16,102,167
Percentage increase	75%	67%	70%

All this in order to be analyzed in relation to market values and the limits set by Section 261 of the Argentine Companies Law.

In addition, please inform the computable income for the fiscal year submitted for consideration. In this regard, it is requested to inform specifically on any adjustments made to the results of the fiscal year to get the computable income. All of this in order to verify compliance with the limits established under Section 261 of Law No. 19,550 regarding the relationship between fees and dividends proposed on computable income.

Finally, please provide any other clarification and/or relevant supporting information that may be attached to the item.

The remuneration proposed for the Board for the performance of the members duties during fiscal year 2021 amounts to AR$ 47,411,509.78 payable to seven directors.

In compliance with the Argentine Central Bank rules which prevent the exercise of executive duties by the members of the Bank Board of Directors, for being included in the “A” Category, none of the Directors appointed in fiscal year 2021 was in a regular employment relationship with the entity or have received fees for the performance of technical and administrative duties.

All the fees proposed to be paid to the BBVA Argentina Board of Directors have been previously approved by the Appointment and Remuneration Committee and the Audit Committee has expressed a favorable opinion on such proposals under Law No. 26,831.

The result of the fiscal year amounts to AR$ 21,183,366 (expressed in thousands) from which the legal reserve of AR$ 3,934,135 and an accumulated loss of AR$ 1,512,693 are deducted, this gives rise to a computable gain of AR$ 15,783,950, which results in 0.30% between computable gain and remuneration.

The amounts approved for remunerations to the board for the fiscal year 2018 were AR$ 13,840,114.33; for the fiscal year 2019, AR$ 23,078,832.81 and for the fiscal year 2020 AR$ 33,020,687.91.

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In accordance with the form suggested, the proposed remuneration to the Board for the fiscal year ended December 31, 2021 is as follows:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Board Remuneration	2018	2019	2020	2021
Overall amount	AR$ 13,840,114	AR$ 23,078,833	AR$ 33,020,688	AR$ 47,411,509
Amount of Directors	6	7	7	7
Annual average amount per Director	AR$ 2,306,686	AR$ 3,296,976	AR$ 4,717,241	AR$ 6,773,072
Monthly average amount per Director	AR$ 192, 224	AR$ 274,748	AR$ 393,103	AR$ 564,422
Nominal increase	AR$ 5,925,719	AR$ 9,238,719	AR$ 9,418,855	AR$ 8,230,305
Percentage increase	75%	67%	40%	21%

g. (Item 7). Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 147, ended on December 31, 2021.

Please provide information on the proposal for this item of the Agenda, including the indication of the total amount proposed and the amount for each member as well as the amount paid for each Supervisory Committee member during the fiscal year 2021.

In addition, it is requested to report a comparison of the amounts approved in respect of the last 3 fiscal years. Using the following form if possible:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Supervisory Committee remuneration	2018	2019	2020	2021
Overall amount	AR$ 1,326,607	AR$ 1,724,590	AR$2,586,885
Amount of members	3	3	3
Annual average amount per member	AR$ 442,202	AR$ 574,863	AR$ 862,295
Monthly average amount per member	AR$ 36,850	AR$ 47,905	AR$ 71,858
Nominal increase	AR$ 247,333	AR$ 397,983	AR$ 862,295
Percentage increase	23%	30%	50%

Finally, please provide any other clarification and/or relevant supporting information that may accompany the item.

The proposed remuneration of the Supervisory Committee for the fiscal year ended 31 December 2021 is detailed as follows:

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BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Supervisory Committee Remuneration	2018	2019	2020	2021
Overall amount	AR$ 1,326,607	AR$ 1,724,590	2,586,885	3,828,590
Amount of members	3	3	3	3
Annual average amount per member	AR$ 442,202	AR$ 574,863	AR$ 862,295	AR$ 1,276,196
Monthly average amount per member	AR$ 36,850	AR$ 47,905	AR$ 71,858	AR$ 106,349
Nominal increase	AR$ 247,333	AR$ 397,983	AR$ 862,295	AR$ 1,241,705
Percentage increase	23%	30%	50%	48%

h. (Item 8). Determination of the number of members of the Board of Directors.

Please inform the proposal on this item of the Agenda referred to the number of members to form the Board of Directors during the present fiscal year, as well as the candidates, with their background and/or resume which allow them to prove their qualifications for the position.

Section ten of BBVA Argentina corporate by-laws provides that the Board of Directors of the Company may be formed by a minimum of three directors and a maximum of nine directors and a similar number of alternate directors, as resolved by each annual shareholders’ meeting.

Currently, the Board of Directors of the company consists of seven Directors and two Alternate Directors.

BBVA Argentina Board refrains from making any proposal on this matter and expects the Shareholders to determine the number and make the appointment of the respective Board members.

i. (Item 9). Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.

Please inform the proposal on this item of the agenda: which candidates are proposed to appoint, informing his background and/or curriculums that prove suitability for the position and what authorizations will be granted for the performance of the procedures and filings.

Finally, please provide any other clarification and/or relevant supporting information that may be attached to the item.

The terms of office of Alternate Directors Javier Pérez Cardete and Gabriel Alberto Chaufán have expired on December 31, 2021. It has also expired, on such date, the term of office of Mr. Gustavo Alberto Mazzolini Casas who, on the other hand, had taken over as Director replacing Nuria Alonso Jiménez on June 29, 2021.

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The BBVA Argentina Board refrains from making proposals on this matter with the sole exception of authorizing any of the Directors of the Company, so that, with the broadest powers, they may make a public deed and/or perform any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores - CNV) and proceed to the registration with the corresponding Public Commercial Registry.

The Company has been informed by the shareholder Banco Bilbao Vizcaya Argentaria S.A. of its intention to propose as candidates for the appointment of Director to Mr. Lorenzo de Cristóbal and for the appointment of Alternate Director to Mr. Gustavo Fabián Alonso, as the Appointments and Remuneration Committee approved the nomination.

The Board expects the Shareholders to elect the members of the Board.

j. (Item 10). Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.

Please provide information on the proposal for the election of members of the Supervisory Committee (full names of the candidates), with their background and/or CVs proving suitability for the position.

Additionally, please provide any other supporting information that may be relevant to consider the item.

Pursuant to section 19 of BBVA Argentina By-laws, the supervision of the company shall be in charge of three regular members, appointed annually by the General Ordinary Shareholders Meeting, which shall also elect the same number of alternate members for the same period.

Therefore, the following terms of offices expired on December 31, 2021:

(i) Regular members: Alejandro Mosquera y Gonzalo José Vidal Devoto.

(ii) Alternate members: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

The BBVA Argentina Board refrains from making proposals on the matter and expects that Shareholders make a proposal on who will occupy those positions

k. (Item 11). Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 147, ended on 31 December 2021.

Please inform the proposal of fees for the certifying accountant for the fiscal year ended December 31, 2021 and the actual amount registered for the same purpose in the fiscal year 2020, specifying whether there was a change of tasks compared to those made for the previous fiscal year’s financial statements. If a significant increase is recorded, the reasons for this increase are requested.

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In addition, it is requested to confirm whether the amounts paid for the fiscal years 2018, 2019 and 2020 were AR$ 35,285,330, AR$ 71,387,037 and AR$ 155,674,791 respectively, distinguishing whether they include taxes. Using, if possible, the following model:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
External Auditor	2018	2019	2020	2021
Overall amount	AR$ 35,285,330	AR$ 71,387,037	AR$ 155,674,791
Nominal increase	AR$ 18,026,863	AR$ 36,101,707	AR$ 84,287,754
Percentage increase	104%	102%	118%

Finally, please provide any other supporting information that may be relevant to consider the item.

BBVA Argentina Board has resolved to propose to the Meeting the amount of AR$ 189,291,737.20 plus VAT, as fees to be paid to the certifying accountant of the financial statements for fiscal year 2021. It should be noted that the application of the new regulations described in item 4(d) implied an increase in the auditor’s duties as compared with the previous fiscal year.

The Audit Committee has expressed a favorable opinion on the proposal under Law No. 26,831.

Also, we hereby inform that the amounts approved as certifying accountant remuneration for the fiscal years 2018, 2019 and 2020 are correct.

In accordance with the form suggested, the proposed fees for the Certifying Accountant for the fiscal year ended 31 December 2021, are detailed as follows:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
External Auditor	2018	2019	2020	2021
Overall amount	AR$ 35,285,330	AR$ 71,387,037	AR$ 155,674,791	AR$ 189,291,737
Nominal increase	AR$ 18,026,863	AR$ 36,101,707	AR$ 84,287,754	AR$ 33,616,946
Percentage increase	104%	102%	118%	22%

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l. (Item 12) Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2022.

Please inform your proposal for the appointment corresponding to this item of the agenda indicating the name of the professionals as well as the company or firm to which they belong.

The Board has decided to propose to the next Meeting the appointment of Pistrelli, Henry Martin y Asociados S.R.L., and for the appointment of Javier José Huici as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditor

m. (Item 13) Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26,831 to hire professional advice.

Proposal is requested regarding the Audit Committee budget for fiscal year 2022. In addition, please inform on the actual amount paid on the same concept in fiscal year 2021.

In addition, it is requested to confirm whether the amounts paid for the fiscal years 2019, 2020 and 2021 were AR$ 891,750, AR$ 1,337,625 and AR$ 1,979,685, respectively. Using, if possible, the following form:

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Audit Committee	2019	2020	2021	2022
Overall amount	AR$ 891,750	AR$ 1,337,625	AR$ 1,979,685
Nominal increase	AR$ 246,022	AR$ 445,875	AR$ 642,060
Percentage increase	38%	50%	48%

Additionally, please provide any other supporting information that may be relevant to consider the item.

BBVA Argentina Board of Directors has resolved to propose to the Meeting an amount of AR$ 2,989,324.81 as budget for the operation of the Audit Committee under Law No. 26,831.

Please find below a table with the information requested.

BANCO BBVA ARGENTINA	Approved	Approved	Approved	Proposal
Audit Committee	2019	2020	2021	2022
Overall amount	AR$ 891,750	AR$ 1,337,625	AR$ 1,979,685	AR$ 2,989,324
Nominal increase	AR$ 246,022	AR$ 445,875	AR$ 642,060	AR$ 1,009,639
Percentage increase	38%	50%	48%	50%

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We also inform that the amounts paid for 2019, 2020 and 2021 are correct

Sincerely yours,

____________________

Attorney at Law – Eduardo González Correa

Director of Legal Services Department

Banco BBVA Argentina S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 6th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer